Exhibit (e)
DIVIDEND REINVESTMENT PLAN
OF
MAIN STREET CAPITAL CORPORATION
     Main Street Capital Corporation, a Maryland corporation (the “Corporation”), hereby adopts the following plan (the “Plan”) with respect to net investment income dividends declared by its Board of Directors on shares of its Common Stock:
     1. Unless a stockholder specifically elects to receive cash as set forth below, all net investment income dividends hereafter declared by the Board of Directors shall be payable in shares of the Common Stock of the Corporation, and no action shall be required on such stockholder’s part to receive a dividend in stock.
     2. Such net investment income dividends shall be payable on such date or dates as may be fixed from time to time by the Board of Directors to stockholders of record at the close of business on the record date(s) established by the Board of Directors for the net investment income dividend involved.
     3. The Corporation shall use only newly-issued shares of its Common Stock to implement the Plan, whether its shares are trading at a premium or at a discount to net asset value. The number of shares to be issued to a stockholder shall be determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of the Corporation’s Common Stock at the close of regular trading on the NASDAQ Global Market on the valuation date fixed by the Board of Directors for such dividend. Market price per share on that date shall be the closing price for such shares on the NASDAQ Global Market or, if no sale is reported for such day, at the average of their electronically-reported bid and asked prices.
     4. A stockholder may, however, elect to receive his or its net investment income dividends in cash. To exercise this option, such stockholder shall notify the American Stock Transfer & Trust Company, the plan administrator and the Corporation’s transfer agent and registrar (the “Plan Administrator”), in writing so that such notice is received by the Plan Administrator no later than 10 days prior to the record date fixed by the Board of Directors for the net investment income dividend involved. Such election shall remain in effect until the stockholder shall notify the Plan Administrator in writing of such stockholder’s withdrawal of the election, which notice shall be delivered to the Plan Administrator no later than 10 days prior to the record date fixed by the Board of Directors for the next net investment income dividend by the Corporation.

     5. The Plan Administrator will set up an account for shares acquired pursuant to the Plan for each stockholder who has not so elected to receive dividends in cash (each a “Participant”). The Plan Administrator may hold each Participant’s shares, together with the shares of other Participants, in non-certificated form in the Plan Administrator’s name or that of its nominee. Upon request by a Participant, received in writing no later than 10 days prior to the record date, the Plan Administrator will, instead of crediting shares to and/or carrying shares in a Participant’s account, issue, without charge to the Participant, a certificate registered in the Participant’s name for the number of whole shares payable to the Participant and a check for any fractional share.
     6. The Plan Administrator will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. Although each Participant may from time to time have an undivided fractional interest (computed to three decimal places) in a share of Common Stock of the Corporation, no certificates for a fractional share will be issued. However, dividends on fractional shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the market value of the Corporation’s shares at the time of termination.
     7. The Plan Administrator will forward to each Participant any Corporation related proxy solicitation materials and each Corporation report or other communication to stockholders, and will vote any shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Corporation.
     8. In the event that the Corporation makes available to its stockholders rights to purchase additional shares or other securities, the shares held by the Plan Administrator for each Participant under the Plan will be added to any other shares held by the Participant in certificated form in calculating the number of rights to be issued to the Participant.
     9. The Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Corporation.
     10. Each Participant may terminate his or its account under the Plan by so notifying the Plan Administrator in writing or by telephone. Such termination will be effective immediately if the Participant’s notice is received by the Plan Administrator not less than 10 days prior to any dividend record date; otherwise, such termination will be effective only with respect to any subsequent dividend. The Plan may be terminated by the Corporation upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend by the Corporation. Upon any termination, the Plan Administrator will cause a certificate or certificates to be issued for the full shares held for the Participant under the Plan and a cash adjustment for any fractional share to be delivered to the Participant without charge to the Participant. If a Participant elects by his or its written or telephonic notice to the Plan

Administrator in advance of termination to have the Plan Administrator sell part or all of his or its shares and remit the proceeds to the Participant, the Plan Administrator is authorized to deduct a $[ ] transaction fee plus a $[ ] per share brokerage commissions from the proceeds.
     11. These terms and conditions may be amended or supplemented by the Corporation at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of his or its account under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving dividends, the Corporation will be authorized to pay to such successor agent, for each Participant’s account, all dividends payable on shares of the Corporation held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.
     12. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Plan Administrator’s negligence, bad faith, or willful misconduct or that of its employees or agents.
     13. These terms and conditions shall be governed by the laws of the State of New York.
July 2007